Cannex Provides Update on 2018 Year-End
Financial Report, Appointment of Board Chairman
and Current Cash Position

VANCOUVER, BC, May 31, 2018 - Cannex Capital Holdings Inc. (CSE: CNNX) (“Cannex” or the “Company”) reports that it is preparing its year-end audit for the fiscal year ended April 30, 2018 and expects to file its audited financial statements and management’s discussion and analysis by end of June 2018. In accordance with National Instrument 51-102, Continuous Disclosure Obligations, the Company is required to file its year-end financial statements no later than August 28, 2018.

Completion of the audit is subject to the Company’s audit committee and board of directors approving the audited financial statements and the Company’s auditors, Davidson & Company LLP, providing an auditor’s report thereon. After completion of the audit and filing its April 30, 2018 financial statements with applicable regulatory agencies and commissions, the Company plans to change its fiscal year end to March 31.

The Company is pleased to announce the appointment of Mr. Roman Tkachenko as Cannex board chairman. Mr. Tkachenko is a founding director of Cannex and currently the CEO of Direct Source Seafood, LLC, one of North America’s largest importer/wholesalers of specialized seafood products, with audited 2017 revenues in excess of C$200,000,000. “I am very excited to accept the position of Chairman” said Mr. Tkachenko, “and look forward to working with our board and management, key advisors and shareholders to establish Cannex as a leading and dynamic force in the global cannabis industry.”

Further to the Company’s April 9, 2018 news release, Cannex and Jetty Extracts continue to work diligently to an expeditious closing of the previously announced acquisition. As noted in its April 16, 2018 news release, the Company has positive cash flow and sufficient cash on hand to satisfy the terms of the Jetty acquisition. Cannex advises that its operations continue to be cash flow positive and that the Company’s current cash position is approximately C$14,707,000 (as of May 30, 2018). Additional detail will be provided with the Company’s 2018 year-end financial report.

About Cannex Capital Holdings Inc.
Cannex, through its wholly-owned subsidiaries, provides a wide range of services including real estate, management, financial, branding and IP to licensed cannabis business operators domestically and internationally. Cannex is focused on premium indoor cultivation, extraction, manufacturing and branding of edible and derivative products as well as retail operations. Cannex is undertaking expansion initiatives to support the acquisition and development of additional assets in legal medical and recreational cannabis markets. Based in Vancouver, BC, Cannex is managed by a team of experienced industry and capital markets experts who are committed to aggressive, cost-effective growth. Cannex currently owns BrightLeaf Development LLC which holds real estate assets, property leases, brands and intellectual property, and material supply agreements with Superior Gardens LLC (d/b/a Northwest Cannabis Solutions), Washington State’s and the Pacific Northwest’s largest full-line cannabis producer/processor, as well as 7Point Holdings LLC, another Washington State licensed cannabis producer/processor.

Cannex Capital Holdings Inc.
Anthony Dutton, CEO
(604) 649-7787
Email: adutton@cannexcapital.com
Website: www.cannexcapital.com

This news release was prepared by management of Cannex, which takes full responsibility for its contents. The Canadian Securities Exchange (“CSE”) has not reviewed and does not accept responsibility for the adequacy of this news release. Neither the CSE nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Statements

Statements in this news release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed here and elsewhere in Cannex’s periodic filings with Canadian securities regulators. When used in this news release, words such as “will, could, plan, estimate, expect, intend, may, potential, believe, should” and similar expressions are forward-looking statements.

Forward-looking statements may include, without limitation, statements related to the filing date of the Company’s annual financial statements, the proposed change of the Company’s year-end date, the closing of the proposed transaction with Jetty Extracts, future developments and the business and operations of Cannex.

Although Cannex has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in the forward-looking statements, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended, including, but not limited to: dependence on obtaining regulatory approvals; investing in target companies or projects which have limited or no operating history and are engaged in activities currently considered illegal under US Federal laws; change in laws; limited operating history; reliance on management; requirements for additional financing; competition; hindering market growth and state adoption due to inconsistent public opinion and perception of the medical-use and adult-use marijuana industry and; regulatory or political change.

There can be no assurance that such information will prove to be accurate or that management's expectations or estimates of future developments, circumstances or results will materialize. As a result of these risks and uncertainties, the results or events predicted in these forward-looking statements may differ materially from actual results or events.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this news release are made as of the date of this release. Cannex disclaims any intention or obligation to update or revise such information, except as required by applicable law, and Cannex does not assume any liability for disclosure relating to any other company mentioned herein.